FUTURE ENERGY, CORP.

August 22, 2011

Laura Nicholson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Future Energy, Corp.

Registration Statement on Form S-1

Amendment No. 3

File No. 333-170201

Dear Ms. Nicholson:

Future Energy, Corp. (the “Company”), a Nevada corporation, has received and reviewed your letter of July 1, 2011 pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on June 13, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

       FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated July 1, 2011.

Form S-l

General

1.

Please clarify throughout your filing your obligation in connection with your interests in the Sesser wells and the wells in the Charles Prior project.  For example, and without limitation, your disclosure at page 5 that you have agreed to share the proportionate costs of the joint venture does not appear to be consistent with your disclosure at page 16 that you are not responsible for expenses such as drilling, testing, and completion of the wells.  Please also tell us, with a view toward disclosure, whether you would be responsible for any environmental or other liabilities related to such wells.  Please also tell us the source for any such liabilities, or limitation of such liabilities, as applicable.

RESPONSE:  We have revised the Filing throughout to clarify our obligations in connection with our interests in the Well Projects, and we have revised the Filing on Pages 5, and 23, to include the following language:

“Additionally, pursuant to the terms and conditions of the agreements with Tim Cooksey Oil, LLC, we are severally liable for environmental and any other liabilities with regards to the Well Projects; however, we are only liable to the extent of our working interest in such Well Projects, and since we own such a small working interest in each of the Well Projects, we retain minimal liability related thereto.”

2.

We note your response to comment 4 from out letter dated May 3, 2011, and your disclosure that neither Mr. Villines nor his affiliated companies have received any compensation or commission in conjunction with the assignment of either of the wells projects in which you own working interests. With a view toward disclosure, and to the extent known, please explain to us why Mr. Villines maintains online postings presenting such interests in the wells, given your disclosure that he does not receive any such compensation or commission.

RESPONSE:  We have revised the Filing on Page 5 to include the following language:

“JKV Consulting, of which Mr. Villines is the President, maintains an online posting of wells in which Mr. Villines, or one of his companies, owns a working interest because as an owner of such interests it is in Mr. Villines best interest to sell the remaining working interests since the sale of working interests to additional owners thereby amounts to a smaller proportion of operating and pumping expenses that Mr. Villines and other owners have to pay for the wells.”

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

3.

We note that in your letter dated April 5, 2011, you indicate that George and Melaney Paquet have not visited the subject properties.  Please disclose this information in your registration statement.

RESPONSE:  We have revised the Filing on Page 6 to include the following language:

“While neither Mr. nor Ms. Paquet has visited the subject property, one of the Company’s directors, Mr. Villines has visited both of the properties in which the Company currently owns working interests on two occasions. Specifically, Mr. Villines visited the properties once in May of 2010 and once in November of 2010. Additionally, during the negotiations to purchase the Well Projects and subsequent to the purchase, JKV Consulting, of which Mr. Villines is the President, provided the Company with photos and videos of the properties and the associated drilling work.”

4.

Please disclose in your registration statement the information that you included in your response to comment 7 from our letter dated November 24, 2010 with respect to the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity.

RESPONSE:  We have revised the Filing on Page 5 to include the following language:

“Mr. and Ms. Paquet did not agree to form the Company or to serve as an officer or director of the Company in any part due to a plan, agreement, or understanding that they would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Further Mr. and Ms. Paquet have no such intention to do so.”

Prospectus Summary, page 5

Our Business, page 5

5.

Please revise your filing to clarify the status of the Sesser wells and the wells in the Charles Prior project.  For example, and without limitation, please clarify whether such wells are presently producing.  In addition, please revise your filing to clarify the operator’s plans for such wells.  For example, and without limitation, please disclose whether the operator intends to conduct additional testing and treating on such wells to stimulate production.  If so, please disclose the anticipated timeline for such activities.  Please also revise your disclosure to clarify whether the operator intends to continue pumping activities at each such well.

RESPONSE:  We have revised the Filing on Pages 7 - 8 and 24 – 25 to include the following language:

“CP 1 is presently producing; however due to tight rock formations in the well bore, on or about June 27, 2011 the Operator decided to drill 2 legs on the well. This involved using a tool deep underground to drill out twenty feet in two different directions so that the oil would flow in at a higher level from both sides. This has caused the oil to flow at a faster pace, but the Operator will evaluate CP 1 after a few months to see if any additional steps need to be taken to increase production. The Operator does not have any plans to conduct testing on the CP 1 as the well has already been drilled, and the Operator does not have any immediate plans to conduct treating on the wells, but he may decide to do so after re-evaluating the production of the well in a few months.”

“CP 2 is presently producing, and the Operator intends to continue pumping CP 2. The Operator intends to determine the effect drilling 2 legs has had on the CP 1 well, and based on the outcome, may perform the same procedure in a few months with the CP 2 well to increase the flow of fluid. The Operator does not have any plans to conduct testing on CP 2 as the well has already been drilled, and the Operator does not have any immediate plans to conduct treating on the wells, but he may decide to do so after re-evaluating the production of the well in a few months.”

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

“Most recently, the Company received a gauge report showing that the Illinois Well was producing an average of 4.5 to 5 BOPD during June 2011. On June 21, 2011, 168 barrels of oil produced from the Illinois Well were sold by the Operator; of this we owned approximately 5 barrels of such oil. As of the result of the sale, there were approximately 57 barrels of oil left in the tank for the Illinois Well as of June 28, 2011; therefore, we own approximately 1.7 barrels of such oil. Around July 14, 2011 the Operator injected water into the water injection well in order for the water to push the oil over to the Illinois Well to increase production. In the event this does not increase production, the operator may decide to treat the wells with chemicals if there is paraffin, or a waxy buildup, caking the perforations of the well bore, but the operator has no immediate plans to do this as he would like to re-evaluate how much oil is being produced from the Illinois Well in a few months. The Illinois Well is being pumped 24 hours a day, 7 days a week to ensure as much fluid is produced and the Operator intends to continue pumping this well for as long as oil is produced.”

6.

Please revise your filing to update any well production data.

RESPONSE:  We have revised the Filing on Pages 7 – 8 and 24 – 25 to include the following language:

“Most recently, the Company received a gauge report showing that collectively the Charles Prior Project was still producing an average of 4 BOPD during June 2011, and as of June 28, 2011, there were approximately 108 barrels of oil in the tanks between the two Charles Prior wells; therefore, we own approximately 1.7 barrels of such oil. Both of the Charles Prior wells are being pumped 24 hours a day, 7 days a week to ensure as much fluid is produced but as there is a high amount of water in the fluid being produced, approximately 95 percent water to approximately 5 percent oil, the Operator has to separate the oil from the high concentration of water before putting the oil in the tanks. The Operator intends to continue pumping the Charles Prior wells as long as oil is being produced from the wells.”

“Most recently, the Company received a gauge report showing that the Illinois Well was producing an average of 4.5 to 5 BOPD during June 2011. On June 21, 2011, 168 barrels of oil produced from the Illinois Well were sold by the Operator; of this we owned approximately 5 barrels of such oil. As of the result of the sale, there were approximately 57 barrels of oil left in the tank for the Illinois Well as of June 28, 2011; therefore, we own approximately 1.7 barrels of such oil....”

7.

We note your statement that you have acquired one injection well.  Please clarify your interest in such well.  In addition, please disclose from whom such well was acquired, and also your cost of acquiring the well.

RESPONSE:  The injection well is one of the Sesser Wells that we acquired pursuant to that certain assignment agreement, entered into on December 17, 2010, by and between JKV Oil Development and the Company, pursuant to which we acquired a 3% working interest in the Sesser Wells located in Franklin County, Illinois in consideration of a payment of $25,000; therefore we have revised the Filing on Pages 8 and 25 to clarify and have included the following language:

“The Sesser Wells consist of (i) three exploratory wells, (ii) one new well referred to as the Illinois Minerals #1-A (the “Illinois Well”), and (i) one injection well. The three exploratory wells have previously been drilled, and have produced oil in the past; however, as they are older wells they could be entirely depleted. We are using the injection well primarily to inject water into the exploratory wells to bring any remaining oil to the surface. This is accomplished by recharging the formation of the wells to produce a higher volume of oil from the past producing wells. Additionally, drilling was commenced on the Illinois Well in August of 2010.”

Risk Factors, page 8

8.

We note your response to comment 7 from our letter dated May 3, 2011.  However, you have not revised certain of your risk factor headings to reflect your limited interest in the oil and gas properties. For example, the risk factors on page 12 entitled “Even if we discover” and “There can be no assurance that we will discover,” should be tailored to reflect your limited interest in the oil and gas properties.

RESPONSE:  We have revised the Filing to reflect our limited interest in the oil and gas properties as mentioned in the risk factors.

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

9.

Please tailor your risk factor disclosure to address the risks that are applicable to you.  For example, we note your reference at page 11 to an increase in equipment suppliers, manufacturers, dealers and distributors, but it is not clear how such items are applicable to your business.  Similarly, you disclose at page 13 that to the extent the exploration actives performed on the Sesser wells and the wells in the Charles Prior project are conducted in remote areas or under-developed markets, needed facilities may not be proximate to the operations or readily available.  If such wells are located in remote areas or under-developed markets, please revise your disclosure to include this information.

RESPONSE:  We have revised the Filing to remove and/or alter risk factors to the extent they were not applicable to our Company as referenced above.

10.

In response to comment 10 from our letter dated May 3, 2011, you disclose your cash on hand and net loss figure as of January 31, 2011.  Please update this information.

RESPONSE:  We have revised the Filing on Page 6 to include the following language:

“To date, we have earned minimal revenues, have cash on hand of $187 and have incurred a net loss of $(30,229) in the period ended April 30, 2011.”

11.

You indicate in response to comment 11 from our letter dated May 3, 2011 that you decided to include the experience of directors Andersen and Villines in your prospectus summary in order to counterbalance the inexperience of Mr. and Ms. Paquet in the oil and gas industry.  Please disclose in your prospectus summary the amount of time that you anticipate that directors Andersen and Villines will each devote to your business.  Please also include risk factor disclosure, if appropriate.

RESPONSE:  We have revised the Filing on Pages 6 and 12 , respectively, to include the following language:

Page 6:

“Mr. and Ms. Paquet, our executive officers, currently reside in Quebec, Canada and while neither has technical training or prior experiences in the oil and gas industry, Mr. Paquet has prior project management, and business experience. Additionally, Mr. Andersen, who serves solely as a director of the Company, is a licensed geologist with experience in mineral and petroleum exploration, and he has verbally agreed to devote 10-11 hours per week to the Company. Further, Mr. Villines, who also serves solely as a director of the Company, has years of experience in the oil and gas industry as the President of both JKV Consulting, a consulting Company located in Texas which focuses on development and exploration of oil and gas projects and JKV Oil Development, an asset holding company which focuses on oil and gas interests.  In addition, Mr. Villines has managed the promotion of developmental and exploratory oil and gas projects to private and institutional bodies, as well as providing private consulting services to a number of independent oil and gas companies. These experiences have given him the skills necessary to evaluate acquisitions, to direct drilling projects and to manage all aspects of extracting oil and gas, including selling the output. Mr. Villines has verbally agreed to devote 2 hours per week to the Company.”

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

Page 12:

“As the Company’s executive officers and directors have other outside business activities, none of them are devoting all of their time to the Company, which may result in periodic interruptions or business failure.

Mr. Paquet, our President, has other outside business activities and currently devotes approximately 25 hours per week to our operations, and Ms. Paquet, our Vice President only devotes approximately 5 hours per week to the Company. Additionally, Mr. Andersen, a director, will only devote 10-11 hours per week to the Company, and Mr. Villines, a director, will only devote 2 hours per week to the Company. If the demands of the Company’s business require the full business time of our executive officers, Mr. and Ms. Paquet are prepared to adjust their timetables to devote more time to the Company’s business; however, Mr. Villines and Mr. Andersen have not committed to devoting more time to the Company.  Additionally, our operations may be sporadic and occur at times which are not convenient to any of our directors or executive officers, which may result in periodic interruptions or suspensions of our business plan. Such delays could have a significant negative effect on the success of the business.”

Financial Statement, page F-1

12.

We note that your financial statements are no longer current.  Please amend your filing to include updated interim financial statements as necessary to comply with Rule 8-08 of Regulation S-X.  When you amend your filing, please ensure you include all audited periods required by Rule 8-02 of Regulation S-X.  In this regard, presenting the audited period from your inception to the date of your most recent fiscal year end of July 31, 2010 appears required.

RESPONSE:  We have revised the Filing to include updated interim financial statements.

13.

We note your response to comment 15 from our letter dated May 3, 2011 and the updated status of your projects you have provided.  Please tell us how you have considered the guidance of FASB ASC 932-360-35-11 with respect to your unproved property balances.  In your response, please provide an analysis of the relevant factors you considered in support of you conclusion.  Refer to FASB ASC 932-360-35-19.

RESPONSE:  The Company has considered the guidance of FASB ASC 932-360-35-11 with respect to its unproved property balances and has found no indication of impairment on any of the properties in which it holds interests.  We are informed by our director, Jefferson Villines, and the Operator of the Well Projects, Tim Cooksey, that no dry holes have been drilled on any of the properties and that the Well Projects have already been completed and are currently producing.  Based on the fact the Operator has no intention of conducting a reserve report on either of the Well Projects, it is difficult to determine the amount of future production and whether the money the Company spent on the Well Projects will be recouped over the estimated life of the recoverable reserves. We further considered the guidance of several of the factors in FASB ASC 932-360-35-19 to reach our conclusion:

•

Both our director, Jefferson Villines and the Operator, Tim Cooksey, have extensive experience evaluating and supervising these type of projects and thus they have the appropriate skill levels for the Well Projects;

•

There are existing sale agreements with an oil purchaser, Countrymark Cooperative, LLP, who has already purchased oil from production of both of the Well Projects, and we enter into division orders with Countrymark as the oil becomes available; and

•

While there are no firm plans, established timetables, or contractual commitments for additional drilling, Jefferson Villines informs us that if production of the Sesser Wells increases, such plans may be developed in the future.

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada

FUTURE ENERGY, CORP.

Exhibits

14.

Please file as exhibit to your filing the documents that will define the rights of the unit holders.  For example, and without limitation, please file forms of the unit certificates, warrant certificates, and warrant agreement, as applicable.  If the warrant agreement will not be governed by the laws of Nevada, please obtain and file a legality opinion that covers such other relevant laws. In that regard, we note that the legality opinion filed as Exhibit 5.1 is limited to the laws of Nevada.

RESPONSE:  We have revised the Filing to include a Form of our Subscription Agreement for the Units, two Forms of Warrant Agreements, a Unit Certificate, and two Warrant Certificates as exhibits to the Filing. The Warrant Agreements will be governed by the laws of Nevada; therefore, our legality opinion covers our Warrant Agreements.

In connection with the Company’s responding to the comments set forth in the July 1, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ George Paquet

George Paquet, President and CEO

840 23rd Street, St. Georges, Quebec G5Y 4N6 Canada